                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   FAO, Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    766574206
         --------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric ter Hark
                             Royal Vendex KBB N.V.
                             De Klencke 6, NL-1083
                             Postbus 7997, 1008 AD
                               011-31-20-5490-596
         --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            Russell S. Berman, Esq.
                       Kronish Lieb Weiner & Hellman LLP
                          1114 Avenue of the Americas
                              New York, N.Y. 10036
                                 (212) 479-6000

                                  November 11, 2003
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 13 pages)


---------------------


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------                      -------------------
CUSIP No.   766574206                                       Page 2 of 13 Pages
---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Royal Vendex KBB N.V.

---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           CO
---------- --------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
------------------------ ------ -----------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH
REPORTING
PERSON WITH
------------------------ ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                133,229
------------------------ ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
------------------------ ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                133,229
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           133,229
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

--------------------------------------                      -------------------
CUSIP No.   766574206                                       Page 3 of 13 Pages
---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KBB Retail USA, Inc.

---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- --------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------ ------ -----------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH
REPORTING
PERSON WITH
------------------------ ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                133,229
------------------------ ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
------------------------ ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                133,229
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           133,229
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

--------------------------------------                      -------------------
CUSIP No.   766574206                                       Page 4 of 13 Pages
---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           F.A.O. Services, Inc.

---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /
            (b) / /
---------- --------------------------------------------------------------------
    3      SEC USE ONLY


---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- --------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------ ------ -----------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH
REPORTING
PERSON WITH
------------------------ ------ -----------------------------------------------
                           8    SHARED VOTING POWER

                                133,229
------------------------ ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                0
------------------------ ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                133,229
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           133,229
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

--------------------------------------                      -------------------
CUSIP No.   766574206                                       Page 5 of 13 Pages
---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           KBB Retail Assets Corp.
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /
---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- --------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
------------------------ ------ -----------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH
REPORTING
PERSON WITH
------------------------ ------ -----------------------------------------------
                           8    SHARED VOTING POWER
                                133,229
------------------------ ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
------------------------ ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                133,229
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           133,229
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------                      -------------------
CUSIP No.   766574206                                       Page 6 of 13 Pages
---------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Quality Fulfillment Services, Inc.

---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /
---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO
---------- --------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)
---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Virginia
------------------------ ------ -----------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH
REPORTING
PERSON WITH
------------------------ ------ -----------------------------------------------
                           8    SHARED VOTING POWER
                                0
------------------------ ------ -----------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                0
------------------------ ------ -----------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
------------------------ ------ -----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           133,229
---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- --------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                              Page 7 of 13 Pages

Item 1. Security and Issuer

         This Amendment No. 1 to Schedule 13D ("Schedule 13D") relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of FAO, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2520 Renaissance Boulevard, King of Prussia, Pennsylvania 19406.

         The percentages herein are calculated based on 5,152,833 shares of Common Stock reported as issued and outstanding (after giving effect to a one-for-15 reverse stock split of the Common Stock effected by the Issuer on April 23, 2003, the "Reverse Split") in the Issuer's amended report on Form 10-Q/A, filed with the Securities and Exchange Commission ("SEC") on November 3, 2003.

Item 2. Identity and Background

         (a) This Schedule 13D/A is being filed by Royal Vendex KBB N.V., KBB Retail USA, Inc., F.A.O. Services, Inc., KBB Retail Assets Corp., and Quality Fulfillment Services, Inc. (collectively, the "Reporting Persons").

         Royal Vendex KBB N.V. ("Vendex") is a corporation organized under the laws of the Netherlands.

         KBB Retail USA, Inc., a Delaware corporation ("KBB USA"), is a direct wholly-owned subsidiary of Vendex.

         F.A.O. Services, Inc., a Delaware corporation ("Services"), is a direct wholly-owned subsidiary of KBB USA and an indirect wholly-owned subsidiary of Vendex.

         KBB Retail Assets Corp., a New York corporation ("KBB"), is a direct wholly-owned subsidiary of Services and an indirect wholly-owned subsidiary of Vendex and KBB USA.

         Quality Fulfillment Services, Inc., a Virginia corporation ("QFS"), is a direct wholly-owned subsidiary of KBB USA and an indirect wholly-owned subsidiary of Vendex.

         (b) The principal address of each of the Reporting Persons is c/o Royal Vendex KBB N.V. at:

                           De Klencke 6, NL-1083
                           Postbus 7997, 1008 AD
                           Amsterdam, The Netherlands

         (c) The principal business of Vendex is retail. KBB USA, Services, KBB and QFS do not currently have active business operations.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                              Page 8 of 13 Pages

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

         Item 3. Source and Amount of Funds or Other Consideration.

         (i) On January 7, 2002, (a) KBB received from the Issuer shares of the Issuer's Series H Contingent Convertible Preferred Stock ("Series H Preferred"), later converted into 4,750,000 shares of Common Stock (316,667 shares of Common Stock after the Reverse Split) and (b) QFS received from the Issuer shares of Series H Preferred, later converted into 250,000 shares of Common Stock (16,667 shares after the Reverse Split), in each case as partial consideration for certain assets sold to the Issuer by KBB and QFS (the "Asset Sale"). The approximate value attributed to these shares at the time of the Asset Sale was $20 million.

         (ii) On December 19, 2002, KBB received a warrant to purchase 100,000 shares of Common Stock (6,666 shares of Common Stock after the Reverse Split), at an exercise price of $1.90 per share ($28.50 per share after the Reverse Split) in connection with the restructuring of certain payments due under a promissory note of the Issuer delivered to KBB as partial consideration in the Asset Sale. This warrant was cancelled effective as of April 23, 2003 pursuant to the Plan (defined below).

         (iii) On April 23, 2003, 500 shares of the Issuer's Series I Convertible Preferred Stock ("Series I Preferred") were issued to KBB pursuant to the Issuer's First Amended Joint Plan of Reorganization (Case No. 03-10119(LK)) (the "Plan"), confirmed by the United States Bankruptcy Court for the District of Delaware on April 7, 2003. The 500 shares of Series I Preferred issued to KBB under the Plan, convertible into approximately 333,333 shares of Common Stock (after giving effect to the Reverse Split), are referred to in this
Schedule 13D as the "Bankruptcy Shares." The Bankruptcy Shares were issued to KBB in satisfaction of a debt previously contracted by the Issuer ($500,000 principal amount of the Issuer's promissory note delivered to KBB in connection with the Asset Sale).

         The acquisition referred to in (i) was reported in a Schedule 13G, filed with the SEC on January 17, 2002, and the acquisition referred to in (ii) was reported in Amendment No. 1 to the Schedule 13G, filed with the SEC on February 14, 2003. The shares of Common Stock referred to in (i) are referred to in this Schedule 13D as the "Asset Shares." The acquisition referred to in (iii) was reported in a Schedule 13D/A, filed with the SEC on May 14, 2003.

         (iv) On November 5, 2003, KBB sold 8,000 Asset Shares at a price of $4.6244 per share in accordance with Rule 144 under the Securities Act.

                                                              Page 9 of 13 Pages

         (v) On November 6, 2003, KBB sold 11,600 Asset Shares at a price of $4.5217 per share in accordance with Rule 144 under the Securities Act.

         (vi) On November 11, 2003, KBB sold 84,400 Asset Shares at a price of $1.2864 per share in accordance with Rule 144 under the Securities Act.

         (vii) On November 12, 2003, KBB sold 67,918 Asset Shares at a price of $1.1719 per share in accordance with Rule 144 under the Securities Act.

         (viii) On November 13, 2003, KBB sold 101,800 Asset Shares at a price of $0.9785 per share in accordance with Rule 144 under the Securities Act.

         (ix) On November 14, 2003, (1) KBB (i) sold 42,948 Asset Shares at a price of $0.9127 per share in accordance with Rule 144 under the Securities Act and (ii) after converting 48 shares of Series I Preferred into 31,716 Bankruptcy Shares, sold such shares at a price of $0.9127 in accordance with Section 1145 of the United States Bankruptcy Code and (2) QFS sold 16,666 Asset Shares at a price of $0.9127 per share in accordance with Rule 144 under the Securities Act.

         (x) On November 17, 2003, KBB converted its remaining 452 shares of Series I Preferred into 301,484 Bankruptcy Shares and sold 168,388 of those Bankruptcy Shares at a price of $0.7379 per share in accordance with Section 1145 of the United States Bankruptcy Code.

Item 4. Purpose of Transaction.

         As disclosed under Item 3 above, the Assets Shares were issued to KBB and QFS as consideration in the Asset Sale, and the Bankruptcy Shares were issued to KBB pursuant to the Plan in satisfaction of a debt previously contracted.

         KBB and QFS sold the Asset Shares in the transactions described in (iv) through (ix) above in accordance with Rule 144 under the Securities Act. KBB sold 200,104 Bankruptcy Shares in the transactions described in (ix) and (x) above in accordance with Rule 1145 of the United States Bankruptcy Code.

         The Reporting Persons intend to sell shares of the Issuer's stock in the future, in public or private transactions, depending upon the market or other price available and subject to any restrictions imposed by law.

         As of the date of the event which required filing of this Schedule 13D/A, the Reporting Persons did not have any plans or proposals (other than as set forth above) which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                                             Page 10 of 13 Pages


         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) After giving effect to the Reverse Split and all transactions described in Item 3 above (i) KBB beneficially owns 133,229 shares of Common Stock, constituting approximately 2.6% of the shares of Common Stock outstanding, (ii) QFS beneficially owns 0 shares of Common Stock, (iii) Services, as the direct parent of KBB, beneficially owns 133,229 shares of Common Stock, constituting approximately 2.6% of the shares of Common Stock outstanding, (iv) KBB USA, as the direct parent of Services and QFS and the indirect parent of KBB, beneficially owns 133,229 shares of Common Stock, constituting approximately 2.6% of the shares of Common Stock outstanding, and
(v) Vendex, as the direct parent of KBB USA and the indirect parent of Services, KBB and QFS, beneficially owns 133,229 shares of Common Stock, constituting approximately 2.6% of the shares of Common Stock outstanding. According to the Issuer's Form 10-Q/A filed with the SEC on November 3, 2003, the Reporting Persons will own approximately 0.5% of the Issuer's voting securities, calculated on an "as converted" basis.

         (b) Vendex can direct the vote or direct the disposition of the shares of Common Stock beneficially owned by KBB USA, Services and KBB and therefore shares with KBB USA, Services and KBB, the power to vote and dispose of 133,229 shares of the Issuer's Common Stock.

         (c) All transactions of the Reporting Persons with respect to shares of the Issuer's Common Stock (or shares convertible into the Issuer's Common Stock) are described in Item 3 of this Schedule 13D/A.

                                                             Page 11 of 13 Pages

         (d) No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from or proceeds from the sale of such shares of the Issuer's Common Stock.

         (e) On November 17, 2003, the Reporting Persons ceased to be beneficial holders of more than five percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the Asset Sale, the Issuer, KBB, QFS and Vendex became parties to an Asset Purchase Agreement, dated as of November 19, 2001 (the "Asset Purchase Agreement") and a Registration Rights Agreement, dated as of January 7, 2002 (the "Registration Rights Agreement"). The Asset Purchase Agreement sets forth the terms of the Asset Sale, including the issuance of the shares of Series H Preferred to KBB and QFS as partial consideration for the assets. The Registration Rights Agreement sets forth the terms of the Issuer's agreement to register the shares of Common Stock underlying the shares of Series H Preferred under the Securities Act of 1933, as amended.

         In addition, the Issuer, KBB, QFS and certain stockholders of the Issuer ("Stockholders") are parties to a Stockholders Agreement, dated as of November 19, 2001 (the "Stockholders Agreement"). Under the Stockholders Agreement, (i) KBB and QFS have "tag-along" rights with respect to certain sales of Common Stock (or securities convertible into Common Stock) effected by a Stockholder and (ii) the Stockholders agreed to vote all of their shares in favor of certain matters that were necessary to convert the shares of Series H Preferred into shares of Common Stock.

Item 7. Material to be filed as Exhibits.

         The following documents are filed as exhibits to this Schedule 13D:

         (a)      Joint Filing Agreement among the Reporting Persons.

         (b)      Asset Purchase Agreement (incorporated herein by reference to
                  Exhibit 2.1 to the Issuer's report on Form 8-K, filed with the SEC on January 18, 2002).

         (c) Certificate of Designations of the Series H Preferred (incorporated herein by reference to Exhibit 4.3 to the Issuer's report on Form 8-K, filed with the SEC on January 18,
                  2002).

         (d) Stockholders Agreement (incorporated herein by reference to Exhibit 10.11 to the Issuer's report on Form 8-K, filed with the SEC on January 18, 2002).

         (e) Registration Rights Agreement (incorporated herein by reference to Exhibit 10.3 to the Issuer's report on Form 8-K, filed with the SEC on May 1, 2002).

                                                             Page 12 of 13 Pages


         (f) Warrant to purchase shares of Common Stock, dated as of December 16, 2002, issued to KBB (incorporated herein by reference to Exhibit 10.8 to the Issuer's report on Form 10-Q, filed with the SEC on December 17, 2002).

         (g) Form of Certificate of Designations of the Issuer's Series I Convertible Preferred Stock (incorporated by reference to Exhibit A to Exhibit 10.2 to the Issuer's report on Form 8-K, filed with the SEC on April 21, 2003).

                                                             Page 13 of 13 Pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003


                              ROYAL VENDEX KBB N.V.



                              By: /s/ Eric ter Hark
                                 ------------------------------------------
                                  Eric ter Hark,
                                  Director of Corporate Development


                              KBB RETAIL USA, Inc.


                              By:  /s/ Eric ter Hark
                                 ------------------------------------------
                                   Eric ter Hark,
                                   President


                              F.A.O. SERVICES, INC.


                              By:  /s/ Eric ter Hark
                                 ------------------------------------------
                                   Eric ter Hark,
                                   President

                             KBB RETAIL ASSETS CORP.



                             By:  /s/ Eric ter Hark
                                 ------------------------------------------
                                 Eric ter Hark,
                                 President

                             QUALITY FULFILLMENT SERVICES, INC.


                             By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Eric ter Hark,
                                 President

                                  Exhibit (a)

                             Joint Filing Agreement


         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of FAO, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

                                 ROYAL VENDEX KBB N.V.
Dated: November 18, 2003


                                 By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Name: Eric ter Hark
                                 Title: Director of Corporate Development

Dated: November 18, 2003         KBB RETAIL USA, INC.


                                 By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Name: Eric ter Hark
                                 Title: President

Dated: November 18, 2003         F.A.O. SERVICES, INC.


                                 By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Name: Eric ter Hark
                                 Title: President

Dated: November 18, 2003          KBB RETAIL ASSETS CORP.


                                 By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Name: Eric ter Hark
                                 Title: President

Dated: November 18, 2003         QUALITY FULFILLMENT SERVICES, INC.


                                 By: /s/ Eric ter Hark
                                 ------------------------------------------
                                 Name: Eric ter Hark
                                 Title: President